UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May, 2011.
Commission File Number 001-13896
Elan Corporation, plc

(Translation of registrant’s name into English)
Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to the Registration Statement on Form F-3 of Elan Corporation, plc (Registration No. 333-100252), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-100556, 333-07361, 333-121021, 333-135184, 333-135185 and 333-154573).
Business Combination Agreement and Plan of Merger
On May 9, 2011, Elan Corporation, plc, a public limited company incorporated in Ireland (“Elan”), Antler Science Two Limited, a private limited company incorporated in Ireland (“New Alkermes”), Elan Science Four Limited, a private limited company incorporated in Ireland (“Holdco”), EDT Pharma Holdings Limited, a private limited company incorporated in Ireland (“Interco”), EDT US Holdco, Inc., a Delaware corporation (“U.S. Holdco”), Antler Acquisition Corp., a Pennsylvania corporation and direct wholly owned subsidiary of U.S. Holdco (“Merger Sub”), and Alkermes, Inc., a Pennsylvania corporation (“Alkermes”), entered into a Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”) to combine the business of Alkermes with the global drug delivery technologies business of Elan (known as “EDT”) (such combination, the “Business Combination”) in a cash and stock transaction valued at approximately $960 million. The businesses will be combined under New Alkermes, a new holding company incorporated in Ireland that will be re-registered as a public limited company, and renamed Alkermes, plc, prior to the completion of the Business Combination.
The transaction has been approved by the Boards of both Alkermes and Elan.
To facilitate the Business Combination, EDT will be reorganized and carved-out of Elan under New Alkermes. Following the reorganization, Merger Sub, which will be an indirect wholly owned subsidiary of New Alkermes, will merge with and into Alkermes (the “Merger”), with Alkermes as the surviving corporation and a wholly owned indirect subsidiary of New Alkermes. At the time of the Merger, a subsidiary of Elan (the “Shareholder”) will hold 31,900,000 ordinary shares of New Alkermes, subject to the terms of a shareholder’s agreement (the “Shareholder’s Agreement”) to be entered at the effective time of the Merger among Elan, the Shareholder and New Alkermes (the form of which is an exhibit to the Business Combination Agreement and the terms of which are described below). At the effective time of the Merger, (i) each share of Alkermes common stock then issued and outstanding will be canceled in exchange for one ordinary share of New Alkermes; (ii) all currently issued and outstanding options to purchase Alkermes common stock granted under any stock option plan will be converted into options to purchase, on substantially the same terms and conditions, the same number of New Alkermes ordinary shares at the same exercise price; and (iii) all currently issued and outstanding awards of Alkermes common stock will be converted into awards of the same number of New Alkermes ordinary shares. As a result, upon consummation of the Merger and the issuance of the New Alkermes ordinary shares in exchange for the canceled shares of Alkermes common stock, the former shareholders of Alkermes will own approximately 75% of New Alkermes, with the remaining approximately 25% of New Alkermes owned by the Shareholder.
In connection with the Business Combination, Alkermes will, subject to certain conditions, transfer all of its rights with respect to the intellectual property and contractual rights related specifically to BYDUREONTM (exenatide extended-release for injectable suspension) to an Irish subsidiary of New Alkermes in exchange for $202.1 million in the form of an interest bearing note.

As an additional payment for EDT, Alkermes will pay Elan $500 Million in cash, subject to certain net cash and working capital adjustments, $50 Million of which will come from Alkermes cash reserves and $450 Million of which will be financed through bank debt. Alkermes has obtained a commitment, subject to customary conditions, from Morgan Stanley & Co. Incorporated and HSBC to provide $450 million in term loan financing which, in addition to existing cash balances, will be sufficient to finance the cash consideration to Elan.
The New Alkermes ordinary shares will be registered with the Securities and Exchange Commission and are expected to be listed on the NASDAQ Global Select Market. The exchange of Alkermes shares for New Alkermes ordinary shares will be a taxable transaction for Alkermes shareholders.
The parties have made customary representations and warranties in the Business Combination Agreement relating to themselves and the transactions as well as, in the case of Elan, with respect to EDT. In addition, the Business Combination Agreement provides that the parties will indemnify each other for breaches of these representations, subject to certain limitations, and for certain other matters.
The Business Combination Agreement contains customary covenants, including covenants providing for each of the parties: (i) to conduct its operations in all material respects in accordance with the ordinary and usual course of business consistent with past practice during the period between the execution of the Business Combination Agreement and the closing of the Merger; (ii) to use reasonable best efforts to cause the Business Combination to be consummated; and (iii) not to initiate, solicit or knowingly encourage inquiries, proposals or offers relating to alternate transactions or, subject to certain exceptions, to engage in any discussions or negotiations with respect thereto. In addition, Elan has agreed not to engage in a drug delivery technology business for three years from the closing.
The consummation of the Merger is subject to certain conditions, including the approval of the Merger by an affirmative vote of the holders of a majority of the votes cast by all holders of Alkermes’ common stock. Elan will not require shareholder approval for the Merger. In addition, the Merger is subject to satisfaction of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as other customary conditions, including securities law clearances. In connection with the proposed Merger, Alkermes shareholders will receive a combined proxy statement/prospectus regarding the proposed Merger.
The Business Combination Agreement also contains certain termination rights, including that, (a) the parties may terminate the transaction by mutual consent, (b) either party will have the right to terminate the transaction (i) if the closing has not occurred within 180 days from the date of the agreement, (ii) if the antitrust waiting period is not satisfied, (iii) if Alkermes’ shareholders fail to approve the merger, or (iv) if the other party breaches the Business Combination Agreement; and (c) Elan may terminate the Business Combination Agreement if the board of directors of Alkermes withdraws or modifies its recommendation that the shareholders of Alkermes approve the Merger. Neither party has the right to terminate the Business Combination Agreement in order to engage in an alternative transaction. The parties have agreed to mutual termination fees of $25 million, payable if the Business Combination Agreement is terminated in specified circumstances.

Shareholder’s Agreement
As noted above, effective at the effective time of the Merger, Elan, the Shareholder and New Alkermes will enter into the Shareholder’s Agreement, which will provide certain terms and conditions concerning the New Alkermes ordinary shares to be owned by the Shareholder as and from the closing.
Under the terms of the Shareholder’s Agreement, Elan will have the right to designate one person for election to the New Alkermes board until such time as Elan’s beneficial ownership in New Alkermes has been reduced below 10% of the then outstanding voting shares, and so long as such designee satisfies certain requirements, including, among other things, that such person be a resident of Ireland and qualify as an “independent director” under applicable provisions of the Exchange Act and under applicable NASDAQ rules and regulations.
Under the terms of the Shareholder’s Agreement, Elan will be subject to a standstill provision for the longer of 10 years from consummation of the Merger and three (3) years from the time Elan ceases to hold more than 10% of New Alkermes’s voting shares. The standstill provision will generally prevent Elan from acquiring any additional shares of New Alkermes stock and from taking a number of actions that might result in Elan exerting influence or control over New Alkermes. The standstill provisions will terminate early on certain events, including a decision by New Alkermes to recommend or engage in a transaction that would result in a change of control of New Alkermes.
Under the Shareholder’s Agreement, the Shareholder will vote on all matters in accordance with the recommendation of the New Alkermes board of directors for at least one year after consummation of the Merger, and thereafter until the earlier of (i) Elan’s ownership of New Alkermes voting securities falling below 15% of those outstanding or (ii) the 30-day weighted average trading price of New Alkermes ordinary shares falling to a price below 50% of the closing price on the day the transaction was announced.
Under the Shareholder’s Agreement, Elan will be subject to certain restrictions on its ability to transfer New Alkermes shares without New Alkermes’ consent. Elan will be subject to a six-month lock-up and following that lock-up may initially only transfer a portion of its holdings (up to 40.75% (13 Million Shares) of its holdings) in a marketed registered underwritten offering. After such offering, Elan may only transfer a further portion of its holdings (up to an additional 31.5% (10 Million Shares) of its holdings) in another marketed registered underwritten offering. Thereafter, Elan will be subject to certain limitations as to the size of any transfer and the nature of the transferee in connection with directly negotiated transfers. Under the Shareholder’s Agreement, New Alkermes will grant Elan certain customary registration rights, including demand (including shelf) and piggyback registration rights with respect to transfers of Ordinary Shares. The registration rights will terminate four months after Elan’s ownership of New Alkermes voting securities falls below 10% of those outstanding or sooner in certain circumstances.
The foregoing description of the Business Combination Agreement and the Shareholder’s Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Business Combination Agreement and the Shareholder’s Agreement, respectively. A copy of the Business Combination Agreement is attached hereto as Exhibit 2.1 and a copy of the Shareholder’s Agreement is attached hereto as Exhibit 2.2 and each is incorporated herein by reference.

The Business Combination Agreement and the Shareholder’s Agreement have been included solely to provide investors and security holders with information regarding their terms. They are not intended to be a source of financial, business or operational information, or to provide any other factual information, about Alkermes, Elan or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Business Combination Agreement and the Shareholder’s Agreement are made only for purposes of the respective agreement and are made as of specific dates; are solely for the benefit of the parties (except as specifically set forth therein); may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Business Combination Agreement and the Shareholder’s Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties, instead of establishing matters as facts; and may be subject to standards of materiality and knowledge applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Alkermes, Elan or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Business Combination Agreement or the Shareholder’s Agreement, as applicable, which subsequent information may or may not be fully reflected in public disclosures.
Regulatory Announcement and Press Release
On May 9, 2011, Elan issued a notification containing additional information required to be published by Elan as a result of the classification of the transaction under the listing rules of the Irish Stock Exchange (“Listing Rules”) as a Class 2 disposal, and otherwise required under the Listing Rules or in connection with the outstanding Elan bonds. A copy of the notification is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
On May 9, 2011, Alkermes and Elan issued a joint press release regarding the matters described above. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
Additional Information
In connection with the proposed merger, New Alkermes will file with the Securities and Exchange Commission (SEC) a registration statement that will include a proxy statement of Alkermes, Inc. and a prospectus of New Alkermes. The definitive proxy statement/prospectus will be mailed to the stockholders of Alkermes, Inc. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALKERMES, INC. AND EDT AND THE PROPOSED TRANSACTION. Investors may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about EDT and Alkermes, Inc., without charge, at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from Elan’s website www.elan.com.

This communication does not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to subscribe for, or buy, any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

EXHIBIT LIST

Exhibit	Description

2.1	Business Combination Agreement and Plan of Merger, dated as of May 9, 2011

2.2	Form of Shareholder’s Agreement

99.1	Regulatory announcement dated May 9, 2011 titled: Elan Regulatory Information Relating to Merger to Create Alkermes plc

99.2	Press release dated May 9, 2011 titled: Alkermes to Merge with Elan Drug Technologies to Create Alkermes plc

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, plc
By:	/s/ William F. Daniel
William F. Daniel
EVP, Company Secretary

Date: May 9, 2011